Reinventing New Brunswick Together

2021-2022 BUDGET

New Brunswick / Nouveau Brunswick

Budget 2021–2022

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 16, 2021

Cover:
Executive Council Office, Corporate Communications (# 13105)

Translation:
Debates Translation, Legislative Assembly

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2478-7

ISSN 0833-5680

Printed in New Brunswick

 Think Recycling!

Table of Contents

Introduction

Mr. Speaker, while the COVID-19 pandemic has had deep impacts across the globe, better days are on the horizon. New Brunswickers are now being vaccinated, and we can see the end of the pandemic ahead of us.

It is with great pride that I note the tremendous resilience New Brunswickers have shown during these difficult times. We did this by coming together for the greater good and it is a testament to the people of New Brunswick who are always looking out for their friends and neighbours.

Mr. Speaker, our response to the pandemic was, and continues to be, deliberate.

Over the past year, we focused on limiting the spread of COVID-19. However, our overall approach to facing our challenges remained unchanged. We consistently made timely, yet difficult, decisions as needed. We also balanced the need for immediate financial supports, while being prudent with taxpayers' money and building towards a brighter future.

We listened to the advice we were given and acted accordingly.

We took quick and decisive action to limit the impact on our economy. Private sector forecasts now show New Brunswick as having one of the shallowest economic downturns in the country in 2020.

While better days are ahead, we know that COVID-19 will continue to have a big influence on our lives for much of this year. We also know that continued support will be needed.

As we enter the closing stages of the pandemic, we also recognize that we are entering the early stages of recovery. Our pre-COVID economic and social challenges remain unchanged, and it is more important than ever that we stay focused on our priorities.

We have set our priorities in a way that balances our needs against what we can afford, and recognizes where we are in our recovery.

These are truly uncertain times, and I want to assure New Brunswickers that we will continue to act decisively to provide the necessary supports should circumstances change in the weeks and months to come.

Mr. Speaker, it is with great pride that I rise today to present our government's budget. Today's budget continues to provide the important supports needed to deal with the public health challenge of our time. However, it is also a budget that supports a strong and resilient recovery.

There is progress happening across our province and there are many talented people who are making it happen. The past year has not only highlighted the challenges we face, but also our ability to rise to the occasion. We have seen over the last year what we are capable of and that we can truly be seen as a global leader.

Economic and fiscal conditions

Mr. Speaker, while the economic story continues to be written, we already know that the decline in economic activity has been steep. However, New Brunswick has fared comparatively well.

Forecasts have been regularly revised upwards over the course of the year as the impacts of the pandemic began to be understood. Private sector forecasts now show a real GDP decline for New Brunswick of 3.5% for 2020, and this is one of the shallowest declines in the country.

At one stage last year, we had lost almost 50,000 jobs, but we then saw a rapid jobs recovery as the economy reopened.

It is against this volatile economic backdrop that we saw a significant swing in our finances.

As noted in our recently released third quarter report, we are now projecting a deficit of $12.7 million for 2020–2021, compared to a budgeted surplus of $92.4 million.

Revenue is projected to be $19.7 million lower than budget, mainly due to anticipated impacts related to COVID-19. This is largely attributable to decreased projections for provincial taxes, agency revenues, and sale of goods and services, offset by federal funding, including the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up.

Total expenses are projected to be higher than budget by $85.4 million, the majority of which is offset by federal revenue from the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up in response to the COVID-19 pandemic.

The Department of Finance and Treasury Board projects a rebound in real GDP growth of 2.9% in 2021. The vaccine rollout, the subsequent easing of public health restrictions, and the eventual easing of travel restrictions will support growth in the year ahead. However, there remains a high level of uncertainty in the forecast, and a return to pre-COVID levels of economic activity will take time. Further details on New Brunswick's economic outlook are provided in the *2021–2022 Economic Outlook*.

Mr. Speaker, with a projected deficit of $244.8 million for 2021–2022, New Brunswickers will see a fiscal plan that demonstrates our commitment to providing the necessary supports to address the pressures that the pandemic will continue to place upon the province. Furthermore, today's budget also positions the province for a lasting recovery that is built on providing value to our citizens in a fiscally responsible manner.

Revenues are projected to grow by 1.2% for 2021–2022. A decline in federal transfers will limit revenue growth for the year as COVID-related funding expires at the end of the current fiscal year.

Spending is projected to grow by 3.4% for 2021–2022 as our government maintains spending at a level to address ongoing COVID-19 pressures.

Mr. Speaker, the decisions we make and the policies that are put in place impact men and women differently. In Budget 2020–2021, I was proud to note that gender impact assessments were completed by departments for the first time ever.

As part of an ongoing evolution to better understand the impact our decisions will have on diverse segments of population, we are releasing a gender impact statement for the first time. The gender impact statement for Budget 2021–2022 is a starting point for publishing information about the Gender-Based Analysis+ impacts of specific budget measures, and to signify a commitment to expanding our approach to gender budgeting.

Dependable public health care

Mr. Speaker, every New Brunswicker has the right to expect that their provincial health care system will provide consistent and timely access to quality health services.

The demands currently being placed upon New Brunswick's health care system and the people who work inside it are extraordinary. Approximately 30% of our hospital beds are occupied by seniors requiring care that could be better provided outside of a hospital's walls, while our emergency rooms are full of individuals who would be better served by their primary health care provider or who can't be admitted because there is no space for them.

In addition, our population is aging. Within a decade, over 28% of our population will be over age 65, and our need for health care services increases as we age. Our workforce is also aging. The system is struggling with shortages of nurses, doctors, public-sector psychologists, and other professionals.

Federal health transfers are insufficient, and are based on a per-capita formula that does not meet the needs of New Brunswick's population. Premiers have called upon the federal government for a more meaningful health care partnership.

We cannot continue to ignore these problems, and we need to work together to improve health care in our province.

Our government is developing a plan and is taking steps to tackle these issues and others facing the health care system. We are working with people within the system, community leaders, and all levels of government throughout the province to build a safe and sustainable health care system that is responsive to the needs of patients and communities today and into the future.

We know that we can do better, and we have. We saw innovation in the health care sector at work over the last year. Technology was leveraged for virtual appointments, and, at peak, we saw over 85% of doctor appointments move to phone or video, proving that we can operate differently and more effectively.

Mr. Speaker, over the last five years, we have seen an increase in the demand for addiction and mental health services, and wait times are on the rise. We also know that the COVID-19 pandemic has taken its toll on the mental health of New Brunswickers. It is estimated that over half of New Brunswickers are at risk of developing negative mental health impacts due to the pandemic, which means that the need for these important services will continue to rise.

Given the broadly defined, cross-cutting nature of the social determinants of health and their significant impact on overall health and well-being, it is recognized that addiction and mental health issues are affected by and impact the work of multiple government departments. This is why our government has released the *Inter-Departmental Addiction and Mental Health Action Plan: Priority Areas for 2021-2025*.

As noted in the action plan, we will be adopting a stepped care model in ensuring broad-reaching improvements across the continuum of care and in addressing existing gaps in the system. This model is designed to be efficient, effective, and will cut across silos within the system. A key feature of this model will be the implementation of rapid, same-day access to addiction and mental health services through walk-in services and web-based information and resources. An emphasis will be also placed on early intervention and prevention.

Today's budget provides approximately $7.0 million across several departments to address the increasingly common struggle with mental health that New Brunswickers face. This is in addition to the $5.5 million our government invested in Budget 2020–2021 in mental health programs in social development, health care, and education.

Supports being provided in today's budget include:

- $3.1 million to address the increase in complex cases, high-needs children and youth, the need for group homes, and to establish professional care homes to address the needs of children under the age of 12;
- $3.0 million to meet the growing demand for addiction and mental health services;
- $539,000 for the Canadian Mental Health Association BounceBack program to help support adults and youth 15 years and over manage low mood, mild to moderate depression, anxiety, stress, or worry; and

- $350,000 to support recommendations from the psychologists' resource strategy to help address critical shortages in the mental health services sector, particularly in the public sector, including shortages of psychologists in schools, within community mental health teams, and in hospitals.

Mr. Speaker, our Regional Health Authorities (RHAs) in recent years have worked hard to identify efficiencies and limit expenditure growth. However, cost increases due to inflation and program delivery enhancements have continued. This includes increased patient volumes and price increases in medical and surgical supplies, and drugs.

Furthermore, the RHAs have identified several priority projects that require additional support, including:

- additional nurse practitioner positions for remote locations;
- initiatives to reduce the volume of patients without a doctor;
- dialysis expansion in Fredericton; and
- pediatric rehabilitation resources.

Our government will provide $30.0 million to help address these ongoing cost pressures.

The construction of a new surgical suite at the Dr. Georges-L.-Dumont University Hospital Centre has recently been completed. This has increased the number of available operating rooms and will help decrease wait times across all specialty areas. However, additional resources are required to take advantage of this additional capacity. In this regard, our government will provide an additional $3.2 million to ensure that the resources are available to make full use of this expanded surgical capacity.

Mr. Speaker, New Brunswick continues to face a physician shortage. We continue to actively recruit family physicians and specialists. We are also recruiting for urban and rural areas. To continue our efforts to reduce wait lists for a family physician and improve access to care, our government will invest $11.1 million in physician recruitment for 2021-2022.

As part of our nursing home renovation and replacement plan, our government will provide $10.3 million for the operation of three new nursing home facilities. This funding will support the replacement of 214 nursing home beds in Miramichi, and the addition of 148 new beds in Fredericton, Miramichi, and Moncton.

As I noted in Budget 2020–2021, all certified advanced care paramedics will be allowed to practice to their full scope to enhance response capabilities across the province. To further meet this commitment, and to enhance out-of-hospital care available in New Brunswick, our government will provide $1.6 million to expand the advanced care paramedics program.

We have also taken steps in previous years to address the significant challenges in the human services sector with respect to the recruitment and retention of workers. In support of the challenges this sector faces, I am pleased to announce government will provide nearly $12.4 million this year to increase wages for home support workers, community residence workers, special care home workers, and family support workers.

In Budget 2020–2021, our government increased social assistance rates by 5% and we committed to index them to inflation thereafter. This indexation means that our government will provide an additional $1.1 million in 2021–2022 to increase social assistance rates under the Transitional Assistance Program – Single Employable, and the Extended Benefits Program.

Mr. Speaker, our public health professionals have been on the front lines fighting the pandemic over the last year, and we can all be proud of the admirable work they have undertaken during these difficult times. While I would like to say that COVID-related pressures are now over, we all know that we need to maintain resources at an elevated level to get us through the last stages of the pandemic.

Given that these pressures are expected to continue for much of this year, our government will provide $64.7 million to address continuing COVID-19 pressures. Some of the supports include:

- $30.0 million to immunize New Brunswickers;
- $15.4 million for triage, assessment, testing, and contact tracing;
- $4.5 million to maintain resourcing within the Provincial Rapid Outbreak Management Teams and the COVID-19 Response Unit;
- $2.6 million to manage the increased volume of calls to Tele-Care 811; and
- $1.2 million to support access to services such as Virtual Care, MyHealthNB, and eHealthNB.

World-class education

Mr. Speaker, our government was well on the way in transforming our education system. We consulted broadly with teachers, parents, and students to identify ways to improve. Moreover, the pandemic tested our education system and further highlighted the need for transformation.

One of the most visible lessons during COVID-19 was that schools need to be better prepared to transition to a world with increased access to technology for learning. Having the proper tools and resources for schools in place is critical to make this happen.

We acted quickly to respond to the challenge of our generation by investing in laptops and connectivity to better support our students. Our government also offered subsidies to support families with the cost of technology. More than 7,500 students benefitted from this program in the current school year.

Our government will provide $1.0 million to continue our support of the Laptop Subsidy Program, helping an estimated 2,000 students access technology for the upcoming year. Furthermore, our government will maintain the $1.2 million to keep the additional technicians hired ensuring that an appropriate level of technical support is available to teachers and students.

Learning in these modern times requires more than having access to a computer. It also requires creating an education system where students can access a variety of tools online to make their learning more personalized to their specific interests.

With the unprecedented level of growth in online learning, our teachers have been responding by developing more online courses meeting the needs and interests of students. We wish to further expand those students' opportunities by offering a more varied course selection tied to students' interests and career-life plans. These courses will be available to all of our students regardless of school size, location, or availability of specialist teachers in their home school. This year, our government will provide an additional $1.7 million to support the development and delivery of these distance learning opportunities.

Mr. Speaker, these investments are largely in response to COVID-19. However, they are investments that will continue to pay dividends well into the future. The shift to greater use of technology to allow for blended learning and online courses will continue, and will provide our youth with the skills to operate in a world where remote work is becoming much more common.

In addition to the transformation that has taken place as a result of our response to COVID-19, our government recognizes that modernizing the educational system also means maintaining a focus on existing programming and delivery.

Our government committed to raising the salaries of trained early childhood educators from $16 to $19 by 2023. Building on the previous budget decisions, I am pleased to announce that we will provide a further 75¢ per hour wage increase, bringing the hourly wage to $19. This decision accelerates and satisfies our government commitment and further supports the recruitment and retention of qualified early childhood educators.

Today's budget continues to advance the opportunities identified in *Succeeding at Home: a green paper on education in New Brunswick*. Educating children and youth is an investment in the future of our province. It creates opportunities to develop proud and productive citizens who will energize our private sector and grow New Brunswick.

Energized private sector

Mr. Speaker, while the pandemic has significantly impacted our economy, we have fared relatively better than many of our provincial counterparts over the past year.

Beyond the immediate challenges created by the pandemic, we know we've had a persistent challenge in our province of driving growth. Over the last 10 years, our economic growth has lagged considerably. However, we must also remember that, prior to the pandemic, our economy was gaining momentum. Our population was growing, and employment had hit a 10-year high.

While COVID-19 upended this momentum, our challenge is to re-energize our private sector, regain our momentum, create the conditions for growth, and build a lasting recovery.

As we move past the pandemic, we must get back to the path our government introduced by doing things differently to change the trajectory and close the gap between New Brunswick and the rest of Canada. However, we also know that we need to continue to support recovery efforts in the near term.

Through our *Economic Recovery and Growth Action Plan*, we have taken a number of steps to support our recovery and to begin closing the gap with the rest of Canada.

As our borders reopen, we will return our focus to growing our population. We will look to bring New Brunswickers home and attract newcomers to our province. While we all know the quality of life we get by living here, our handling of the pandemic and the increased use of remote work provides New Brunswick with an opportunity to promote the province as a safe and affordable place to live and work.

Some of the efforts to support a lasting recovery include introducing the *NB First Procurement Strategy*, reducing the regulatory burden on New Brunswick businesses, and launching the *Local Food and Beverages Strategy*.

Mr. Speaker, as our tourism sector was one of the hardest hit sectors over the past year, our government provided support through the Explore NB Travel Incentive program. This program encouraged staycations and offered New Brunswickers a 20% rebate on travel expenses, resulting in more than 25,000 submissions claiming more than $17 million in expenses. We know that a return to pre-COVID travel and spending patterns is likely to take several years. To provide continued support to our tourism industry, I am pleased to announce that we will continue to offer the travel incentive program again this year.

New Brunswick has a long list of accomplishments when it comes to trade. One challenge, however, is that 90% of our exports go to the United States. By comparison, 73% of Canadian exports head to our neighbour to the south.

Growing and diversifying our exports represents a significant growth opportunity and is an important objective in our economic growth plan. New Brunswick has a long history of selling quality goods and services to the world.

Our government will continue to invest in strategic partnerships that open new market opportunities for companies looking to expand beyond our borders. To this end, and in support of our private sector investment and population growth goals, our government will invest in a multi-year strategy that will see New Brunswick establish a physical presence in India and the United Kingdom to promote the province as an ideal location to invest, live, and study.

Mr. Speaker, government and businesses have learned over the past year the importance of being nimble and pivoting where necessary to provide services to the public. We have all learned how to work remotely. However, we also saw that there are gaps that limit us in achieving our full potential. We have learned that we must have robust broadband and mobility coverage throughout the province.

As we saw in Saint John last year, cyber threats and attacks are on the rise. This has a significant impact on service delivery and can influence New Brunswickers' confidence that their information is safeguarded. I want to assure New Brunswickers that we take our responsibility in safeguarding their information seriously and we will continue to work hard in fulfilling this duty.

Today's budget will invest $3.0 million to address gaps in our broadband network and to continue the evolution of our information security systems.

Since taking office, our government has been making steady progress on our strategy for small modular nuclear reactors. That is why our government will invest $20.0 million to support the development of this sector. This investment sends a clear signal to private sector investors that New Brunswick is open for business. We are confident that, through this investment, not only will we be supporting the development of local expertise, but we will help create a critical mass to attract top talent, develop a supply chain with existing businesses across the province, and allow them to grow.

Our forest sector has long contributed to the economic well-being of New Brunswickers. It supports jobs throughout the province and is often the primary employer in many of our smaller communities. As we have seen in Quebec, the spruce budworm can have a devastating impact on our forests and impact our softwood supply. However, by investing $3.3 million through the Healthy Forests Partnership, we are taking proactive steps to ensure our forests are not impacted by the spruce budworm, so that New Brunswickers and the forest sector continue to enjoy the benefits of a sustainable and healthy forest to harvest for many years to come.

Vibrant and sustainable communities

Mr. Speaker, we know that our local governance system faces many challenges. We need to work together to understand these challenges, the impact they are having, and what the solutions will be. This is critical to a continued quality of life for all New Brunswickers. Much of the focus over the next year will be centred on understanding the issues and identifying a path forward. However, we will continue to invest in our communities while this important work is underway.

Living in a vibrant and sustainable community means being able to find safe and affordable housing. However, it is becoming all too common to hear about the lack of affordable housing and the growth in homelessness around our province.

To better understand the housing issues facing New Brunswickers, our government is now undertaking a comprehensive review of the current conditions in our local rental markets.

We will not wait for this review to be completed before acting.

In conjunction with the new National Housing Strategy and the Canada Housing Benefit, our government will invest $10.8 million to increase the availability of affordable housing units in all corners of the province.

Today's budget will also provide additional support to women, with or without children, who need support after leaving an abusive relationship.

Furthermore, we will also provide $2.3 million to support the RCMP crime reduction unit with the goal of reducing the illegal drug supply in the province. These efforts will also support the objectives outlined in the *Inter-Departmental Addiction and Mental Health Action Plan: Priority Areas for 2021-2025.*

To complement the efforts of the RCMP crime reduction unit, our government will provide $2.0 million to create a safer communities program.

This program will be dedicated to disrupting activities and dismantling organizations engaged in the manufacture, sale, and distribution of illegal commodities. The unit will be mandated to work with law enforcement here and in other jurisdictions to disrupt and dismantle the underground market, impact organized crime, and protect provincial revenues. This includes cannabis, alcohol, illegal substance investigations, and contraband tobacco enforcement.

Environment

Mr. Speaker, our government has taken steady and strong action to protect our environment.

We have reduced our carbon emissions by 34% since 2005 and we are on track to meet our share of the national target by 2030.

We've made historic gains on our protected and conserved lands.

And we're holding our large emitters to account. Once an effective date is approved by the federal government, New Brunswick's Output-Based Pricing System will cover roughly half of all greenhouse gas emissions in the province, and will require large emitters to reduce their emissions intensity by 10% by 2030.

We are clearly committed and being responsible.

In keeping with our environmental responsibilities, effective April 1, the province will increase its tax on carbon emitting products from $30 per tonne to $40 per tonne as required by the federal backstop. This will result in a carbon tax increase of 2.21¢ per litre for gasoline and 2.68¢ per litre for diesel.

Revenue from the tax on carbon emitting products will be recycled back to New Brunswickers. This includes the previously implemented gasoline and motive fuels tax rate reduction that helped protect consumers and businesses at the pumps.

Our government will also transfer $36.0 million to the Climate Change Fund. In addition, we will continue to ensure that the natural gas distribution system remains competitive to ensure parity with other carbon-exempt home heating fuels, along with funding for economic development in Indigenous communities.

Details on the how the remaining balance will be recycled will be announced later this session.

Through the transfer to the Climate Change Fund, our government will support a variety of initiatives including:

- research and development of advanced nuclear technology;
- redevelopment of Fundy Quay;
- reconstruction of the Saint Andrews wharf; and
- resources to complete 75% of actions in the New Brunswick Climate Change Action Plan by December 2021.

Affordable and responsive government

Mr. Speaker, today's budget continues to provide the important supports needed to deal with the public health challenge of our generation.

Despite the pandemic, we continue to maintain a consistent approach by taking decisive action when needed. We also continue to be prudent with taxpayers' money and continue to build towards a strong and lasting recovery.

Being prudent, however, does not mean introducing cuts to restore balance to our finances. Today's multi-year outlook recognizes that the effects of the pandemic will be with us for some time and impact on our revenue and expenditure growth.

Today's multi-year outlook shows that we will continue to have challenges in restoring balance to our finances, and provides important context as we consider the best path forward once our economy is on a stable footing.

The increase in net debt we expect to see, while not welcome, is manageable. Based on our current forecast, our net debt-to-GDP ratio is likely to show modest declines over the outlook period.

To introduce a plan back to balance today would be premature, jeopardize a lasting economic recovery, and create additional uncertainty in our finances.

Being prudent with taxpayers' money, focusing on areas of greatest need, and being strategic in the choices we take is an appropriate course of action to build lasting recovery that leads to a stronger New Brunswick.

Multi-Year Outlook ($ millions)

	2021–2022 Budget	2022–2023 Outlook	2023–2024 Outlook
Revenue	10,380	10,423	10,560
Expense	10,625	10,719	10,780
Surplus (Deficit)	(245)	(296)	(220)
(Increase) Decrease in Net Debt	(241)	(235)	(163)
Net Debt-to-GDP (%)	36.4%	35.9%	35.4%

Conclusion

Mr. Speaker, we have learned a lot over the last year.

We have come together to support each other in these trying times.

We have shown the world what we can achieve.

Given these experiences, I am reminded of a quote from Winston Churchill who said: "Now this is not the end. It is not even the beginning of the end. But it is, perhaps, the end of the beginning."

We know that we will need to remain focused to overcome the challenge of our generation. Even once we have seen the end of the pandemic, we will require continued focus and discipline to build lasting and sustainable growth.

Our approach is working, momentum is building, and we are reinventing New Brunswick together.

Thank you.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31		
	2021 **Estimate**	**2021** **Revised**	**2022** **Estimate**
Revenue			
Ordinary Account..	9,839,358	9,855,412	9,834,711
Capital Account...	38,873	30,295	52,936
Special Purpose Account...	91,591	90,751	128,738
Special Operating Agencies (net)...................................	97,077	78,905	158,138
Sinking Fund Earnings...	211,170	203,050	206,030
Total Revenue	**10,278,069**	**10,258,413**	**10,380,553**
Expense			
Ordinary Account..	9,342,171	9,456,835	9,639,791
Capital Account...	124,071	127,640	135,682
Special Purpose Account...	97,694	96,255	130,017
Special Operating Agencies (net)...................................	102,390	72,177	164,836
Amortization of Tangible Capital Assets.......................	519,337	518,177	555,051
Total Expense	**10,185,663**	**10,271,084**	**10,625,377**
Surplus (Deficit)..	**92,406**	**(12,671)**	**(244,824)**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31		
	2021 Estimate	2021 Revised	2022 Estimate
Net Debt - Beginning of Year...	**(13,810,476)**	**(13,922,045)**	**(13,891,124)**
Changes in Year			
Surplus (Deficit)...	92,406	(12,671)	(244,824)
Investments in Tangible Capital Assets..	(482,446)	(474,585)	(551,005)
Amortization of Tangible Capital Assets.......................................	519,337	518,177	555,051
(Increase) Decrease in Net Debt..	**129,297**	**30,921**	**(240,778)**
Net Debt - End of Year...	**(13,681,179)**	**(13,891,124)**	**(14,131,902)**
Net Debt-to-GDP Ratio...	**34.7%**	**37.3%**	**36.4%**

TOTAL REVENUE
2021–2022
Thousands
$

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries...	10,661	-	-	-	10,661
Education and Early Childhood Development.........................	33,565	-	54,090	-	87,655
Environment and Local Government......	3,803	-	45,500	-	49,303
Finance and Treasury Board..................	8,453,665	-	716	-	8,454,381
General Government.............................	2,835	-	-	-	2,835
Health...	76,599	-	1,500	-	78,099
Justice and Public Safety......................	223,842	-	16,143	-	239,985
Legislative Assembly.............................	495	-	-	-	495
Natural Resources and Energy Development...	82,188	100	4,807	-	87,095
Opportunities New Brunswick.................	19,545	-	300	-	19,845
Other Agencies......................................	667,746	-	-	-	667,746
Post-Secondary Education, Training and Labour...	182,886	-	3,075	4,387	190,348
Regional Development Corporation.......	-	-	-	169,548	169,548
Social Development...............................	81,491	50	698	-	82,239
Tourism, Heritage and Culture...............	3,540	-	2,659	2,087	8,286
Transportation and Infrastructure...........	7,351	52,786	650	85,600	146,387
Sub-Total	**9,850,212**	**52,936**	**130,138**	**261,622**	**10,294,908**
Sinking Fund Earnings...........................	-	-	-	-	206,030
Inter-account Transactions.....................	(15,501)	-	(1,400)	(103,484)	(120,385)
TOTAL REVENUE	**9,834,711**	**52,936**	**128,738**	**158,138**	**10,380,553**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31		
	2021 Estimate	2021 Revised	2022 Estimate
Taxes			
Personal Income Tax	1,902,000	1,813,000	1,748,000
Corporate Income Tax	367,900	352,200	358,900
Metallic Minerals Tax	1,900	-	1,000
Provincial Real Property Tax	538,000	544,000	554,000
Harmonized Sales Tax	1,538,300	1,454,500	1,529,700
Gasoline and Motive Fuels Tax	206,000	183,000	197,500
Carbon Emitting Products Tax	129,000	114,000	127,000
Tobacco Tax	124,000	139,000	128,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	61,400	61,500	62,000
Real Property Transfer Tax	28,000	39,000	31,000
Financial Corporation Capital Tax	25,000	25,000	25,000
Cannabis Duty	7,000	6,500	6,800
Penalties and Interest	14,500	16,500	17,000
Sub-Total - Taxes	**4,943,500**	**4,748,700**	**4,786,400**
Return on Investment	245,926	246,293	273,683
Licences and Permits	163,028	160,850	162,893
Sale of Goods and Services	475,275	450,036	474,551
Royalties	70,085	69,155	70,085
Agency Revenues	169,200	128,280	167,600
Fines and Penalties	6,605	6,651	6,844
Miscellaneous	75,519	79,545	78,045
TOTAL - OWN SOURCE REVENUE	**6,149,138**	**5,889,510**	**6,020,101**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,210,279	2,210,279	2,274,357
Canada Health Transfer	860,159	860,377	880,700
Canada Social Transfer	308,633	308,711	316,000
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	**3,380,937**	**3,381,233**	**3,472,923**
Conditional Grants – Canada	324,486	599,907	357,188
TOTAL - GRANTS FROM CANADA	**3,705,423**	**3,981,140**	**3,830,111**
Sub-Total	**9,854,561**	**9,870,650**	**9,850,212**
Inter-account Transactions	(15,203)	(15,238)	(15,501)
TOTAL - ORDINARY ACCOUNT REVENUE	**9,839,358**	**9,855,412**	**9,834,711**

TOTAL EXPENSE
2021–2022
Thousands
$

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries.......	45,455	340	-	-	45,795
Education and Early Childhood Development............................	1,410,942	500	52,889	-	1,464,331
Environment and Local Government..........	153,776	1,000	45,500	-	200,276
Executive Council Office............................	13,216	-	-	-	13,216
Finance and Treasury Board.....................	29,570	-	716	-	30,286
General Government................................	930,189	-	-	-	930,189
Health...	3,070,938	25,850	1,500	-	3,098,288
Justice and Public Safety..........................	310,094	-	14,135	-	324,229
Legislative Assembly.................................	32,494	-	-	-	32,494
Natural Resources and Energy Development..	101,284	4,100	4,677	-	110,061
Office of the Premier.................................	1,507	-	-	-	1,507
Opportunities New Brunswick....................	53,012	-	300	-	53,312
Other Agencies...	370,091	-	-	-	370,091
Post-Secondary Education, Training and Labour...	668,600	2,286	3,075	4,785	678,746
Regional Development Corporation...........	65,153	41,250	-	176,375	282,778
Service of the Public Debt.........................	655,000	-	-	-	655,000
Social Development..................................	1,366,609	12,000	2,665	-	1,381,274
Tourism, Heritage and Culture..................	61,835	10,700	2,640	2,060	77,235
Transportation and Infrastructure..............	330,200	575,388	1,920	85,100	992,608
Total Expenditure	**9,669,965**	**673,414**	**130,017**	**268,320**	**10,741,716**
Investment in Tangible Capital Assets.......	(13,273)	(537,732)	-	-	(551,005)
Inter-account Transactions........................	(16,901)	-	-	(103,484)	(120,385)
Amortization of Tangible Capital Assets.....	-	-	-	-	555,051
TOTAL EXPENSE	**9,639,791**	**135,682**	**130,017**	**164,836**	**10,625,377**